FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 31, 2003

Commission File Number: 333-13096

AES DRAX HOLDINGS LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

AES DRAX HOLDINGS LIMITED

INDEX

Item

1.	Information Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX HOLDINGS LIMITED

Date: July 31, 2003	By:	/s/ John Turner
Name: John Turner Title: Director

ITEM 1

INFORMATION RELEASE

Recent Developments

          As previously disclosed in AES Drax Holdings’ Form 6-K dated July 24, 2003, AES Drax Holdings received a letter from International Power, pursuant to which International Power offered (such offer, the “International Power Offer”) to purchase certain debt to be issued in the proposed restructuring described by AES Drax Holdings in its Form 6-K filed on June 30, 2003 (the “Restructuring Proposal”).

Appointment of New Directors

          As contemplated in AES Drax Holding’s Form 6-K dated July 16, 2003 under Item 1. General – Independent Directors, the current directors of AES Drax Holdings and AES Drax Power Limited have appointed Gordon Horsfield and Gerald Wingrove as directors of AES Drax Holdings and AES Drax Power Limited, which appointments are effective as of July 30, 2003. They, together with Lord Taylor of Blackburn, will form a subcommittee of independent directors. In particular, the subcommittee will be responsible for the consideration by AES Drax Holdings of the International Power Offer, compared with the Restructuring Proposal, and any other similar proposals which may be made to AES Drax Holdings.

          Gordon Horsfield (56) retired from PricewaterhouseCoopers (UK firm) in January 2003 after thirty-four years with the firm. During his career at the firm he held a number of senior positions. He was appointed Director of Operations following the merger of the two predecessor firms and latterly he led the firm’s UK team dealing with the sale of its management consulting business to IBM. Prior to the merger in 1998 he had been Head of the Corporate Finance and Recovery division of Price Waterhouse in the UK.

          Gerald Wingrove (49) joined London Electricity in 1998 as Group Finance Director with responsibility for finance, corporate development and regulation. At the beginning of 2001, in addition to his existing group finance roles, he took over responsibility on London Electricity’s board for the retail and trading businesses and in 2002, became an EDF-nominated director of the Swedish utility company, Graninge AB. Mr. Wingrove left London Electricity in December 2002. Before joining London Electricity, he worked for Enron Corp for eight years in London and Houston.